UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           (Amendment No. ________)*

                          Veramark Technologies, Inc.
                               (Name of Issuer)

                     Common Stock, no par value per share
                         (Title of Class of Securities)

                                  923351100
                                (CUSIP Number)

                              David G. Mazzella
                           Chief Executive Officer
                         Veramark Technologies, Inc.
                             7350 Monroe Avenue
                            Pittsford, NY  14534
                                585-381-6000
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                May 16, 2005
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter dis-
 closures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

OMB Number: 3235-0145
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CUSIP No. 923351100
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
   SUMMIT CAPITAL MANAGEMENT, LLC (#91-1723315)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]      (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization
   Washington State

                         7. Sole Voting Power
                            0
    Number of
      Shares             8. Shared Voting Power
   Beneficially             1,326,800
     Owned by
       Each              9. Sole Dispositive Power
     Reporting              0
    Person With:
                        10. Shared Dispositive Power
                            1,326,800.

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,326,800

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    15.3%

14. Type of Reporting Person (See Instructions)
    IA

CUSIP No. 923351100
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
   SUMMIT CAPITAL PARTNERS, LP (#13-3198243)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]      (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization
   Washington State

                         7. Sole Voting Power
                            0
    Number of
      Shares             8. Shared Voting Power
   Beneficially             0
     Owned by
       Each              9. Sole Dispositive Power
     Reporting              0
    Person With:
                        10. Shared Dispositive Power
                            0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,096,800

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    12.6%

14. Type of Reporting Person (See Instructions)
    PN

CUSIP No. 923351100
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
   JOHN C. RUDOLF

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]      (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization
   Washington State

                         7. Sole Voting Power
                            230,000
    Number of
      Shares             8. Shared Voting Power
   Beneficially             1,096,800
     Owned by
       Each              9. Sole Dispositive Power
     Reporting              230,000
    Person With:
                        10. Shared Dispositive Power
                            1,096,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,326,800

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    15.3%

14. Type of Reporting Person (See Instructions)
    IN

-----------------------
Item 1.  SECURITY AND ISSUER

This statement relates to the beneficial ownership of Common Stock, no par value per share,of Veramark Technologies, Inc. (hereinafter the "Issuer"), whose principal place of business is located at 7350 Monroe Avenue, Pittsford, NY 14534.

-----------------------
Item 2.  IDENTITY AND BACKGROUND

(a-c, f) This Schedule 13D is being filed by John C. Rudolf, a United States Citizen, Summit Capital Partners, LP, a limited partnership (SCP) and Summit Capital Management, L.L.C., a limited liability company
          (SCM) that is an investment management firm which serves as the general partner of SCP, each of whose principal business address is located at c/o Summit Capital Management, L.L.C., 601 Union Street, #3900, Seattle, WA 98101. Mr. Rudolf is the President of SCM.

(d) During the past five years, none of the Reporting Persons have been convicted in any criminal proceeding.

(e) During the past five years, none of the Reporting Persons have been party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

-----------------------
Item 3.  SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION

As of the date hereof, Mr. Rudolf and SCM may be deemed to beneficially own 1,326,800 shares and SCP may be deemed to beneficially own 1,096,800 shares. The shares are held by SCM and SCP and the separate managed accounts for which Mr. Rudolf serves as portfolio manager through his position in SCM and/or SCP (the "Clients"). The funds for the purchase of the shares by the Clients came from the Clients' respective funds. The total cost for the Shares held by the Clients is $1,147,148.

------------------------
Item 4.  PURPOSE AND TRANSACTION

(a-j) The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes on the Clients' and the Reporting Persons' behalf. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be. The Reporting Persons may seek to influence management of the Issuer on certain matters from time to time.

Although they have no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in any of the items discussed in clauses (a)through (j) of Item 4 of Schedule 13D.

------------------------
Item 5.  INTEREST IN SECURITIES OF THE ISSUER

As of the date hereof, Mr. Rudolf and SCM may be deemed to be the beneficial owner of 1,326,000 shares, constituting 15.3% of the shares of the Issuer, and SCP may be deemed to be the beneficial owner of 1,096,800 shares, constituting 12.6% of the shares of the Issuer, in each case based upon the 8,694,954 Shares outstanding as of March 31, 2005, according to the Issuer's most recently filed Form 10-Q.

Mr. Rudolf has the sole power to vote or direct the vote and to dispose or direct the disposition of 230,000 shares and the shared power to vote or direct the vote and dispose or direct the disposition of 1,096,800 shares to which this filing relates. SCM has the sole power to vote or direct the vote and to dispose or direct the disposition of 0 shares and the shared power to vote or direct the vote and dispose or direct the disposition of 1,326,800 shares to which this filing relates. SCP has the sole power to vote or direct the vote and to dispose or direct the disposition of 0 shares and the shared power to vote or direct the vote and dispose or direct the disposition of 0 shares to which this filing relates.

The 1,326,800 shares were acquired for investment purposes. Mr. Rudolf and/or Mr. Rudolf on behalf of the Clients and SCM and SCP may acquire additional shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

------------------------
Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

------------------------
Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

A letter sent to the Board of Directors of Veramark Technologies, Inc. dated May 16, 2005 is filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        May 19, 2005
                            ------------------------------------
                                           (date)


                                    /s/ John C. Rudolf
                            ------------------------------------
                                        John C. Rudolf


                            SUMMIT CAPITAL PARTNERS, L.P.
                               by its General Partner
                               Summit Capital Management, L.L.C.

                                   /s/ Matthew C. Rudolf
                            -------------------------------------
                            by:        Matthew C. Rudolf
                            Title:     Managing Director


                            SUMMIT CAPITAL MANAGEMENT, L.L.C.

                                   /s/ Matthew C. Rudolf
                            -------------------------------------
                            by:        Matthew C. Rudolf
                            Title:     Managing Director

Letter to the Board of Directors of Veramark Technologies, Inc.

May 16, 2005

Board of Directors and Senior Management
Veramark Corporation
3750 Monroe Avenue
Pittsford, NY  14534

           Charles A. Constantino            John E. Gould
           David G. Mazzella                 Andrew W. Moylan
           William J. Reilly                 James R. Scielzo

           Ronald C. Lundy                   Douglas F. Smith

Gentlemen:

Per the request of CEO David Mazzella, this letter is a written follow-up summary of comments and concerns that I raised on the company's first quarter conference call of May 12, 2005. I understand that some Board members - hopefully all -- were on that conference call, as the brief quarterly calls remain one of the few opportunities shareholders have to communicate with the Board and management.

Summit Capital is an independent registered investment advisor with a long term value-oriented investment strategy. As with all shareholders, the stock has been a major disappointment for us. According to the most recent proxy, Summit Capital is the largest Veramark shareholder with approximately 1.3 million shares, 15.3% of the issued and outstanding shares. Unfortunately, this percentage ownership is way overstated because it does not count the incredible and incomprehensible dilution that exists because of the Board's issuance of 3,345,303 options (38.5% of all issued shares!) plus an additional 1,584,481 option shares "available for future issuance" (representing an additional 18.2% of all current shares). I know of no company in corporate America which has diluted shareholders to such an extent, and has given away so much shareholder wealth to senior management.

When we first invested in Veramark approximately ten years ago, it was ostensibly a high quality small company whose strong products and management positioned it well in a growing sector of the economy. I recall at one meeting with CEO Mazzella in New York City his comment that Veramark was so valuable and had such a strong future that "I and the Board would only consider a merger proposal if it was over $30 a share." Certainly the past few years have been difficult in the telecom sector but over-promising and under-delivering -- while consistently being over compensated -- has been the hallmark of Mr. Mazzella's long tenure.

Today the stock is 70 cents, the company's operating performance over the past seven years has been dreadful in all respects, shareholders have been nearly wiped out, many once valued employees are now gone, current employee morale and departures continue their dismal trends, shareholders' ownership has been massively diluted, and the prospects of the company and shareholders are questionable at best. In my 30 years as an investment professional -- and after years of reading scores of articles and cases involving corporate mismanagement, excessive compensation, massive option grants to management and the like -- I know of no company which approaches the egregious, unfair and potentially illegal transfer of ownership from shareholders to corporate management that has occurred at Veramark...all on top of excessively high annual "all in" total cash compensation to senior management.

As I communicated on the recent conference call -- and clearly my comments and concerns resonated deeply with other shareholders -- Summit Capital remains incredibly discouraged by a number of key factors, including:

   1) The poor operating results and outlook reported by the company last week, particularly in light of the optimistic indications that CEO Mazzella had given in reporting the 4th quarter results and the variety of upbeat news releases issued by the company in recent months. As Board members should be acutely aware, this pattern of poor results following optimistic expectations and news releases that highlight orders and wins, has been a consistent hallmark of Veramark and its management team for many years.
      Where is the responsibility? Where is the accountability?

   2) The recent receipt by shareholders of the current proxy statement discloses something the company did not highlight in any press release: a new very excessively generous long term compensation package for Mr. Mazzella. As discussed on the conference call, the fact is that only Mr. Mazzella (and a few other officers to some extent) has benefited at Veramark since his arrival over 7 years ago. Using numbers from the Company's proxy (which likely leave out certain other benefits and compensation), the CEO has received over $2,800,000 in cash compensation; has been issued 900,000 options (including 300,000 at 43 cents!), representing over 10% of the company; and has now received a new contract from the Board that will continue to insure annual cash compensation of over $450,000. In addition to all this and his huge percentage of options, the CEO now has a very excessive and extremely dilutive "change of control" provision that could easily approach $1.5 million in a single payment; plus, a highly dilutive "retirement package" that is excessive and will burden the company's future prospects immeasurably.

   3) How has the company, its employees and the shareholders done while the CEO has been compensated in a manner fitting the leader of a significant and profitable enterprise?

      a) I do not have specifics on employee numbers and turnover and compensation readily at hand. But I'm sure the Board does and a cursory review will indicate that few, if any, Veramark employees have benefited - - and many have lost their jobs during the past seven years as the company has reported net income losses of over $11 million. As for shareholders, the stock has declined over 90% and current prospects appear uncertain, at the least.

      b) Certainly no shareholders (or regular employees) were able to borrow money from the company to buy stock and not have to repay it, as Mr. Mazzella did. And then -- as belatedly and finally disclosed on page 13 of the current proxy statement -- when the stock collapsed under his leadership, he was able to have his $106,000 loan (plus interest and income taxes due on the loan forgiveness) completely written off at shareholders' expense. So much for the very small "salary reduction" that has been mentioned prominently on past occasions (including a reference to it on last week's conference call). Talk about an unfair and deceptive "heads the CEO wins" and "tails the shareholders lose" sweetheart deal!

Gentlemen, it is way past time for the Board of Directors of Veramark to begin to fulfill their legal and fiduciary duty to shareholders. Veramark continues to struggle badly and its prospects under current management remain uncertain at best. The only winner under the current CEO's very long leadership has been Mr. Mazzella and his total cash and option compensation package (including change of control bonuses, retirement, insurance, etc.) is clearly way out of line for a struggling, unprofitable company of Veramark's size.

Fortunately Veramark has some very good products, customers, contracts, R&D And employees--though we and others are concerned over employee departures and deteriorating morale. Given the realities of the economy and telecom sector, it is paramount that the Board immediately acknowledge and assess Veramark's long term track record and current situation under present management, and initiate an immediate and complete review of all strategic alternatives, with the goal of preserving and maximizing whatever value and prospects remain for our company. In fairness to shareholders and employees, the egregious new employment contract with the CEO must be immediately reviewed, reconsidered, and renegotiated by independent third parties and shareholders. The fact is the company desperately needs new leadership and/or a new strategic direction; not a continuation of the current situation.

Given the company's small size, limited resources and the clear ineffectiveness of senior management to create and manage a profitable enterprise, it is paramount for the Board to explore all opportunities before any further diminution of corporate value occurs -- including considering a merger with a larger and better capitalized company, something that could return some value to shareholders and preserve prospects for employees.

The shareholders and employees of Veramark have suffered greatly in recent years, while witnessing the transfer of a great deal of current and future value to the CEO. It is absolutely critical for the Board of Directors to finally effectively and properly represent the owners of this company. If the present Board refuses to do so, we reserve the right to take other actions to preserve and protect shareholder interests, including filing a proxy with a new slate of directors.

I look forward to your timely and effective response.

Sincerely yours,


John C. Rudolf, President
Summit Capital Management, L.L.C.

cc: other significant Veramark shareholders, including:
    Bill Schoff
    Dick Elzinga
    Albert Montevecchio
    Jim Hart, JO and Co
    Ted Levy, A.G. Edwards
    Dino Christofilis, Archon Capital
    Trent Stedman, New Vernon Capital